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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)

Alternative Resources Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02145R

(CUSIP Number)

Jennifer A. Bourgoin, Timmis & Inman PLLC

300 Talon Centre

Detroit, MI 48207

(313) 396-4200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 2, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. : 02145R

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only):

Denny L. Robinson, Trustee of the Denny L. Robinson Revocable Living Trust Agreement, as amended and restated on 11/22/99, as amended

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)....X......................................................................................................................................

(b)..........................................................................................................................................

3. SEC Use Only

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

2(d) or 2(e): N/A

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power: 1,070,000

8. Shared Voting Power: NA

9. Sole Dispositive Power: 1,070,000

10. Shared Dispositive Power: NA

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,070,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions) NA

13. Percent of Class Represented by Amount in Row (11): 6.1%

14. Type of Reporting Person (See Instructions): IN

CUSIP No. : 02145R

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only):

Terry and Kathleen Olson, husband and wife

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)....X......................................................................................................................................

(b)..........................................................................................................................................

3. SEC Use Only

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

2(d) or 2(e): N/A

6. Citizenship or Place of Organization: Terry Olson Canada; Kathleen Olson United States.

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power: 342,500

8. Shared Voting Power: NA

9. Sole Dispositive Power: 342,500

10. Shared Dispositive Power: NA

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 342,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions) NA

13. Percent of Class Represented by Amount in Row (11): 1.9%

14. Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer:

Common Stock

Alternative Resources Corporation

600 Hart Road

Suite 300

Barrington, IL 60010

Item 2. Identity and Background

  Denny L. Robinson, Trustee of the Denny L. Robinson Revocable Living Trust Agreement, as amended and restated on 11/22/99, as amended ("Robinson");

Terry and Kathleen Olson, husband and wife

(b) Robinson Oslon

53565 Hunters Crossing 10 Lake Court

Shelby Township, MI 48315 Gross Pointe, MI 48230

(c) Robinson is not employed. Terry Olson is employed as follows:

Group President, Harte-Hanks Market Intelligence

Harte-Hanks, Inc.

200 Concord Plaza Drive, Suite 800

San Antonio, Texas 78216

Kathleen Olson is not employed.

(d) During the last five years, neither Robinson nor Terry or Kathleen Olson has been convicted in a criminal proceeding.

(e) During the last five years, neither Robinson nor Terry or Kathleen Olson was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) Robinson is a citizen of the United States; Terry Olson is a citizen of Canada and Kathleen Olson is a citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration

Robinson used personal funds to purchase the securities. The total consideration paid for the securities purchased by Robinson was $652,000. Terry and Kathleen Olson used personal funds to purchase the securities. The total consideration paid for the securities purchased was $202,290.

Item 4. Purpose of Transaction

The purpose of the transaction is to acquire a controlling interest in the issuer and to control the Board of Directors of the issuer.

(a) Robinson has submitted a proposal to the issuer pursuant to which Robinson would invest $10,000,000 in the issuer in exchange for an additional 16,000,000 shares of the common stock of the issuer. It is contemplated that Terry and Kathleen Olson, jointly, contemplate participating in the proposed transaction.

(b) NA. Robinson and Terry and Kathleen Olson do not contemplate an extraordinary corporate transaction at this time.

(c) NA. Robinson and Terry and Kathleen Olson do not contemplate a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries at this time.

(d) Robinson and Terry and Kathleen contemplate controlling the Board of Directors of the issuer.

(e) Robinson submitted a proposal to the issuer on January 8, 2002 pursuant to which Robinson would invest $10,000,000 in the issuer in exchange for an additional 16,000,000 shares of the common stock of the issuer. It is contemplated that Terry and Kathleen Olson, jointly, would participate in the proposed transaction.

(f) NA. Robinson and Terry and Kathleen Olson do not contemplate any other material change in the issuer's business or corporate structure at this time.

(g) NA. Robinson and Terry and Kathleen Olson do not contemplate changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person at this time.

(h) To the knowledge of Robinson and Terry and Kathleen Olson, the class of securities of the issuer has been delisted from a national securities exchange.

(i) NA. Robinson and Terry and Kathleen Olson do not contemplate a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5.Interest in Securities of the Issuer

  Robinson: 1,070,000 securities of the issuer constituting 6.1% of the securities of issuer.

Terry and Kathleen Olson: 342,500 securities of the issuer constituting 1.9% of the securities of issuer.

(b) Robinson has the sole power to vote and dispose of 1,070,000 securities of the issuer. Terry and Kathleen Olson share the power to vote and dispose of 342,500 securities of the issuer.

(c) Robinson and Terry and Kathleen Olson consummated the following transactions with respect to the common stock of the issuer during the last sixty days. Each purchased by way of an E-trade account:

ROBINSON

Date Number of Shares Price Per Share

01/02/02 30000 0.52

01/02/02 60000 0.55

01/02/02 42500 0.58

01/02/02 20000 0.63

01/02/02 82500 0.65

01/09/02 5000 0.67

Total 240000

TERRY AND KATHLEEN OLSON

Date Number of Shares Price Per Share

11/12/01 5000 0.50

11/20/01 7000 0.50

11/21/01 6000 0.50

11/26/01 6500 0.50

11/27/01 19000 0.55

11/28/01 17000 0.55

11/29/01 14500 0.55

11/30/01 10500 0.55

12/03/01 2400 0.55

12/11/01 10000 0.50

12/12/01 6000 0.50

12/17/01 84000 0.50

01/08/02 57500 0.70

01/09/02 85000 0.70

Total 342,500

(d) NA.

(e) NA.

Item 6.Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer

Robinson submitted a proposal to the issuer on January 8, 2002 pursuant to which Robinson would invest $10,000,000 in the issuer in exchange for an additional 16,000,000 shares of the common stock of the issuer. It is contemplated that Terry and Kathleen Olson, jointly, would participate in the proposed transaction.

Item 7.Material to Be Filed as Exhibits

Attached is the proposal submitted by Robinson to the issuer regarding the acquisition of control of issuer and the other matters disclosed in Item 4.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2002

Signature: Denny L. Robinson, Trustee of the Denny L. Robinson Revocable Living Trust Agreement, as amended and restated on 11/22/99, as amended

Terry Olson

Kathleen Olson

Name/Title: Denny L. Robinson, Trustee

Terry Olson and Kathleen Olson, husband and wife